Exhibit 99.1

TILERA CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

KPMG LLP
Mission Towers I
Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

Independent Auditors’ Report

The Stockholders
Tilera Corporation:

We have audited the accompanying consolidated financial statements of Tilera Corporation and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tilera Corporation and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

Santa Clara, California
November 5, 2014

TILERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(In thousands, except share data)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$7,270	13,786
Accounts receivable, net of allowance for doubtful accounts of $22 and $63 as of December 31, 2013 and 2012, respectively	6,461	4,024
Inventories	4,806	4,412
Prepaid expenses and other current assets	1,015	1,197
Total current assets	19,552	23,419
Property and equipment, net	2,546	1,308
Deposits and other assets	74	65
Total assets	$22,172	24,792

Liabilities
Current liabilities:
Revolving credit line	$9,895	1,663
Term debt	5,100	—
Accounts payable	3,564	1,515
Accrued liabilities	1,616	2,328
Payroll liabilities	1,467	1,455
Other current liabilities	341	349
Total current liabilities	21,983	7,310
Long-term debt, net of current portion	—	5,059
Total liabilities	21,983	12,369

Stockholders’ Equity
Stockholders’ equity:
Convertible preferred stock – Series A (par value of $0.0001; 15,951,250 shares, authorized; and 15,750,000 shares, issued and outstanding)	15,598	15,598
Convertible preferred stock – Series B (par value of $0.0001; 16,780,813 shares, authorized; and 16,547,000 shares, issued and outstanding)	22,928	22,928
Convertible preferred stock – Series C (par value of $0.0001; 115,600,000 shares, authorized; and 109,800,724 shares, issued and outstanding)	30,132	30,132
Convertible preferred stock – Series D (par value of $0.0001; 78,167,855 shares, authorized; and 76,796,488 shares, issued and outstanding)	27,894	27,894
Convertible preferred stock – Series E (par value of $0.0001; 27,435,000 shares, authorized; and 27,289,145 shares, issued and outstanding)	11,932	11,932
Common stock (par value of $0.0001; 380,000,000 shares, authorized; 20,815,423 and 13,845,748 shares, issued and outstanding in 2013 and 2012, respectively)	2	1
Additional paid-in capital	4,048	2,808
Accumulated deficit	(112,345)	(98,870)
Total stockholders’ equity	189	12,423
Total liabilities and stockholders’ equity	$22,172	24,792

See accompanying notes to consolidated financial statements.

TILERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2013 and 2012

(In thousands)

	2013	2012
Revenue	$35,004	23,041
Cost of goods sold	14,391	7,995
Gross profit	20,613	15,046
Operating expenses:
Selling and marketing	7,076	6,365
Research and development	21,369	16,736
General and administrative	5,242	4,479
Total operating expenses	33,687	27,580
Operating loss	(13,074)	(12,534)
Interest and other income (expense):
Interest income	7	26
Interest expense	(346)	(425)
Other expense	(6)	(11)
Total interest and other expense, net	(345)	(410)
Loss before income taxes	(13,419)	(12,944)
Income taxes	56	58
Net loss and comprehensive loss	$(13,475)	(13,002)

See accompanying notes to consolidated financial statements.

TILERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2013 and 2012

(In thousands, except share data)

	Series A convertible		Series B convertible		Series C convertible		Series D convertible		Series E convertible						Total
	preferred stock		preferred stock		preferred stock		preferred stock		preferred stock		Common stock		Additional	Accumulated	stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	equity

Balance, December 31, 2011	15,750,000	$15,598	16,547,000	$22,928	109,800,724	$30,132	76,796,488	$27,894	—	$—	12,590,998	$1	2,119	(85,868)	12,804
Issuance of Series E convertible preferred stock at $0.439735 per share, net of issuance cost of $68	—	—	—	—	—	—	—	—	27,289,145	11,932	—	—	—	—	11,932
Exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	1,254,750	—	175	—	175
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	514	—	514
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,002)	(13,002)
Balance, December 31, 2012	15,750,000	15,598	16,547,000	22,928	109,800,724	30,132	76,796,488	27,894	27,289,145	11,932	13,845,748	1	2,808	(98,870)	12,423
Exercise of employee stock options	—	—	—	—	—	—	—	—	—	—	6,969,675	1	698	—	699
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	542	—	542
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,475)	(13,475)
Balance, December 31, 2013	15,750,000	$15,598	16,547,000	$22,928	109,800,724	$30,132	76,796,488	$27,894	27,289,145	$11,932	20,815,423	$2	4,048	(112,345)	189

See accompanying notes to consolidated financial statements.

TILERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In thousands)

	2013	2012
Cash flows from operating activities:
Net loss	$(13,475)	(13,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,136	762
Loss on disposal of fixed assets	—	18
Stock-based compensation	542	514
Change in fair value of preferred stock warrants	(12)	19
Amortization of debt discount	41	81
Change in operating assets and liabilities:
Accounts receivable, net	(2,437)	(2,499)
Inventories	(394)	(2,086)
Prepaid expenses and other current assets	182	(325)
Deposits and other assets	(9)	16
Accounts payable	1,890	(56)
Accrued liabilities	(712)	1,335
Payroll liabilities	12	275
Other current liabilities	4	(196)
Net cash used in operating activities	(13,232)	(15,144)
Cash flows from investing activity:
Acquisition of property and equipment	(2,215)	(650)
Net cash used in investing activity	(2,215)	(650)
Cash flows from financing activities:
Proceeds from issuance of Series E preferred stock, net of issuance costs	—	11,932
Proceeds from exercise of stock options	699	175
Proceeds from revolving credit line	23,988	6,470
Repayment of revolving credit line	(15,756)	(6,664)
Proceeds from term debt	—	567
Repayment of term debt	—	(1,867)
Net cash provided by financing activities	8,931	10,613
Net change in cash and cash equivalents	(6,516)	(5,181)
Cash and cash equivalents, beginning of year	13,786	18,967
Cash and cash equivalents, end of year	$7,270	13,786

Supplemental disclosures of clash flow information:
Cash paid:
Interest	$287	303
Income taxes	38	30
Noncash financing activity:
Fair value of warrants issued in connection with debt	—	41

See accompanying notes to consolidated financial statements.

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(1)	Summary of Significant Accounting Policies

	(a)	Nature of Operations

Tilera Corporation and subsidiaries, a Delaware corporation (the Company), was formed in November 2004 for the purpose of developing multicore processors and meeting the performance requirements of executing and computing intensive applications. The Company currently does business throughout the United States, Asia, and Europe and has offices in Westborough, Massachusetts; San Jose, California; Shanghai, China; Beijing, China: Tokyo, Japan; and Maidenhead, United Kingdom.

The Company is subject to the risks associated with start-up companies, including dependence on key individuals, competition from alternative technologies, and larger companies, and the successful development and marketing of its products. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations are dependent upon future events, including its ability to access potential markets, adapt its product to customer requirements, avoid significant delays in the development or introduction of products and services, secure long-term financing, and develop strategic alliances. Until the Company can achieve profitability and generate sufficient and sustainable levels of positive cash from its operations, the Company expects to continue to finance future cash needs primarily through existing cash balances, proceeds from future equity or debt financing, parental support, and/or collaborative agreements with strategic partners. There is, however, no assurance that such additional financing will be sufficient or available at all. The Company has suffered recurring losses since inception and has an accumulated deficit of approximately $113 million at December 31, 2013. However, management believes that its cash balance at December 31, 2013 is sufficient to fund operations through at least December 31, 2014.

	(b)	Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

	(c)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, deferred tax assets, valuation allowance, warranty, inventory reserves, accrued liabilities, share-based compensation, and reserves for income tax uncertainties.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(d)	Certain Significant Risks and Uncertainties

The Company is subject to certain risks and uncertainties that could have a material adverse effect on its financial position or results of operations, such as the following: the effects of competition, the timing, and mix of products sold; the Company’s ability to control costs, including third-party manufacturing costs and availability of components; the Company’s ability to forecast manufacturing requirements; changes in technology; changes in costs of components, manufacturing costs, or lead times; its ability to maintain sufficient production volumes for its products with third-party manufacturers; dependence on sole source suppliers; the timing and success of new product introductions; costs related to the development of new products or the acquisition of technologies or businesses; general economic, industry, and market budgeting cycles of customers; geopolitical events; the availability of financing; the failure to protect intellectual property rights; the issuance of new accounting standards; challenges in doing business outside the United States; and the Company’s ability to attract and retain personnel.

The Company has outsourced its manufacturing capabilities to third parties and relies on those suppliers to order components, build, configure, and test components. Failure to ship products on time or failure to meet the Company’s quality standards would result in delays to customers, customer dissatisfaction, and/or cancellation of customer orders.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market accounts with an original maturity of less than three months. Cash and cash equivalents are stated at cost, which approximates their fair value.

(f)	Restricted Cash

Restricted cash consists of interest-bearing deposit accounts held as collateral for the State Board of Equalization. The restricted cash balance was $15 at December 31, 2013 and 2012, and is included in deposits and other assets.

(g)	Accounts Receivable

The Company extends noninterest-bearing trade credit to customers in the ordinary course of business. The Company records accounts receivable at the invoice price and provides for an allowance for doubtful accounts when deemed necessary.

(h)	Allowance for Doubtful Accounts

The Company reviews its allowance for doubtful accounts by assessing individual accounts receivable over a specific age and based on other available information, and all other balances on a pooled basis based on historical collection experience and economic risk assessment.

(i)	Inventories

Inventories, which consist of raw materials, work in progress, and finished goods, are stated at the lower of cost or market. Cost has been determined on the standard cost method, which approximates actual cost on a first-in, first-out basis, and includes materials, labor, and overhead. The Company writes down the value of inventories for estimated slow-moving, excess and obsolete, and/or damaged inventory based on a periodic analysis of individual inventory items, including an evaluation of historical usage, forecasted demand, movement, age, and general condition.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(j)	Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives of three years using the straight-line method. Leasehold improvements are amortized over the shorter of estimated useful lives or the related remaining lease term. Additions and improvements that increase the value or extend the life of an asset are capitalized. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

(k)	Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company records an impairment charge based on the excess of the carrying amount over the fair value of the assets. There have been no impairments of long-lived assets through December 31, 2013.

(l)	Stock-Based Compensation

The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant-date fair value of the award. The Company estimates grant-date fair value using the Black-Scholes-Merton option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. The Company uses the single option method of straight-line expense amortization over the vesting period.

The Company accounts for stock issued to nonemployees in accordance with the provisions of Accounting Standards Codification (ASC) Topic 718, Compensation – Stock Compensation, and ASC Subtopic 505-50, Equity-Based Payments to Non-Employees.

(m)	Preferred Stock Warrants

Freestanding warrants and other similar instruments for shares that are puttable were accounted for in accordance with ASC Subtopic 480-10, Distinguishing Liabilities from Equity. Under ASC Subtopic 480-10, freestanding warrants to purchase the Company’s Series C, D, and E convertible preferred stock, which contain put features, were classified as liabilities. The Company classified all other warrants to purchase the Company’s convertible preferred stock as equity (note 7).

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(n)	Concentration Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held primarily with one financial institution and consist of money market funds and cash in bank accounts. Cash in banks does at times exceeds federally insured limits. As of December 31, 2013 and 2012, $6,914 and $13,536, respectively, exceeded this insured limit. The Company uses large financial institutions of high quality and does not foresee any significant possible loss exposure. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require its customers to provide collateral or other security to support accounts receivables. Doubtful accounts expense for 2013 and 2012 was not significant.

Sales from significant customers, defined as sales in excess of 10% of total sales or those who have outstanding customer accounts receivable balance at the end of the fiscal period of 10% or more of total net accounts receivable, are as follows:

	December 31, 2013		December 31, 2012
		Accounts		Accounts
	Revenue	receivable	Revenue	receivable
Customer A	*	*	12%	*
Customer B	37%	36%	11%	—
Customer C	*	*	*	21%
Customer D	*	*	*	13%
Customer E	14%	17%	*	13%
Customer F	—	—	*	10%
Customer G	*	12%	*	*

* Less than 10%

(o)	Revenue Recognition

The Company derives revenue from the sale of processor chips, boards, platforms, software licenses, post contract customer support (PCS), and professional services.

Product revenue is recognized when all of the following have occurred: (1) the Company has entered into a legally binding arrangement with a customer; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. The price is considered fixed or determinable upon the establishment of an arrangement that contains the final terms of sale including the description, quantity, and specified prices of each product purchased, which is memorialized with a customer purchase order. Customer arrangements do not include rights of return.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

Professional services generally consist of training and design services and are recognized as services are completed using the milestone method, unless management determined milestone(s) within the arrangement were not substantive in which case revenue is recognized using the completed contract method.

Software licenses consist of integrated development tools. Software licenses are normally sold in combination with a development board and PCS and comprise a development kit. This combination assists customer as they design and develop their products using the Company’s processor. Software PCS provides customers with rights to unspecified software updates and to maintenance releases during the term of the support period, which is typically 12 months.

The Company’s development kits are tangible products that contain software and nonsoftware components that function together to deliver the tangible product’s essential functionality. The Company allocates the total arrangement consideration to each separable element of the arrangement based on the relative selling price of each element. Thus, allowing the Company to recognize revenue upon delivered elements of the arrangement upon delivery.

The Company has certain sales arrangements that contain multiple elements, such as chips, boards, software licenses, PCS, and/or professional services. For those multiple element sales arrangements, the Company allocates the total arrangement consideration to each separable element of an arrangement based on the relative selling price of each element. The Company determines the relative selling price for each element based on a selling price hierarchy. The hierarchy gives the highest priority to vendor-specific objective evidence (VSOE), followed by third-party evidence (TPE), and then the estimate of selling price (ESP). As the Company was unable to establish VSOE or TPE, the Company determined its best ESP for a product or service by considering several factors including, but not limited to, historical sales price, sales channels, customer type, geography, gross margin objectives, competitive product pricing, and product life cycle.

Total deferred revenue was $92 and $102 at December 31, 2013 and 2012, respectively, which is recorded within other current liabilities.

(p)	Advertising

Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2013 and 2012 was $43 and $10, respectively.

(q)	Research and Development

The Company expenses research and development costs as incurred and such costs are included in operating expenses. Research and development costs include product development costs and costs for internally developed technology.

(r)	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, the line of credit, and the term debt, approximates their fair values due to their relatively short maturities. The Company does not hold any investments other than cash equivalents.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

	(s)	Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company’s assets and liabilities and their financial statement reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is provided to reduce deferred tax assets to an amount for which realization is more likely than not.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likelihood of being realized. Changes in recognition or measurement of a tax position are reflected in the period in which the change occurs. As of December 31, 2013 and 2012, the Company did not have any liabilities for unrecognized tax benefits.

The Company filed federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. All of the Company’s tax returns are open under the statute of limitations due to no utilization of net operating losses and credit carryforwards for all tax years. The statute will not lapse with respect to these carryovers until utilized. Thus, fiscal year 2004 through fiscal year 2013 tax years remain subject to examination by federal and state tax authorities.

(2)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurements date. When determining fair value, the Company considers the principal or most advantageous market in which the transaction to sell the asset or transfer the liability would occur and the assumptions that market participants would use in pricing the asset or liability.

The Financial Accounting Standards Board (FASB) guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

	●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●
Level 2 – Observable inputs other than Level 1 either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

●	Level 3 – Fair value is determined based upon inputs that are unobservable, including the Company’s own determinations of the assumptions that a market participant would use in pricing the asset or liability.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 and 2012:

	2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
Institutional money market
funds	$6,238	6,238	—	—
Total	$6,238	6,238	—	—
Nonfinancial liabilities:
Preferred stock warrant
liability (1)	$127	—	—	127
Total	$127	—	—	127

(1)
The valuation of the warrant liability is discussed in note 7 and includes significant unobservable inputs consisting of the fair value of Series C, D, and E preferred convertible stock, expected volatility rates based on historical volatility from a subjectively determined peer group, and the expected term of the warrant.

	2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents:
Institutional money market
funds	$12,898	12,898	—	—
Total	$12,898	12,898	—	—
Nonfinancial liabilities:
Preferred stock warrant
liability (1)	$139	—	—	139
Total	$139	—	—	139

(1)	The valuation of the warrant liability is discussed in note 7 and includes significant unobservable inputs consisting of the fair value of Series C, D, and E preferred convertible stock, expected volatility rates based on historical volatility from a subjectively determined peer group, and the expected term of the warrant.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(3)	Inventories

Inventories comprised the following:

	2013	2012
Raw materials	$3,792	1,837
Work in progress	483	1,201
Finished goods	531	1,374
Total inventories	$4,806	4,412

(4)	Property and Equipment

Property and equipment comprised the following:

	2013	2012
Cost:
Computer equipment	$4,268	3,173
Lab equipment	1,467	750
Software	752	388
Leasehold improvements	550	305
Furniture and fixtures	137	93
Office equipment	62	62
Total cost	7,236	4,771
Accumulated depreciation and amortization	(4,690)	(3,463)
Total property and equipment, net	$2,546	1,308

Depreciation and amortization expense was $1,136 and $762 for the years ended December 31, 2013 and 2012, respectively.

(5)	Accrued Liabilities

Accrued liabilities consist of the following:
	2013	2012
Accrued outside services	$1,235	2,062
Other accrued expenses	381	266
	$1,616	2,328

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(6)	Long-Term Debt and Revolving Credit Line

On June 6, 2013, the Company entered into an amendment to an outstanding credit agreement with a lender whereby the term debt agreement was extended to May 14, 2016. Under the amended credit agreement, the term of the revolving credit line was extended to December 14, 2014. The credit agreement is secured by substantially all tangible assets of the Company. The interest rate for the term debt is prime plus 1.0% (4.25% and 5.50% as of December 31, 2013 and 2012, respectively) and the interest rate for the revolving debt is prime plus 0.75% (4.0% and 5.25% as of December 31, 2013 and 2012, respectively); however, the rate cannot be less than the daily adjusted LIBOR rate for each day plus 2.5%. Interest on the term debt is payable monthly. The term debt is to be amortized in 24 equal monthly installments of $213 plus interest starting June 14, 2014 and ending on the May 14, 2016 when all outstanding amounts are due and payable. As of December 31, 2013 and 2012, the amount outstanding on the revolving credit line was $9,895 and $1,663, respectively. The credit agreement contains certain affirmative and negative covenant that includes but is not limited to maintenance of certain cash levels or revenues, restrictions on additional indebtedness, distributions, and dispositions.

The Company was not in compliance with its covenant to deliver the 2014 budget and 2013 budget within 30 days after December 31, 2013 and 2012, respectively, and the delivery of the FY 2013 Audited Financial Statements within 180 days of December 31, 2013 which were waived by the lender and subsequently met by the Company.

On December 18, 2013, the Company entered into an amendment to an outstanding credit agreement with a lender whereby the loan agreement such that under the revolving credit agreement, for the periods of December 15, 2013 to January 15, 2014 and March 15, 2014 to April 15, 2014, the Company is allowed to borrow up to the maximum amount of the credit line to $10 million regardless of the amount of the borrowing base.

Future maturities under the term debt agreement are as follows:

Year ending December 31:
2014	$1,488
2015	2,550
2016	1,063
Total	5,101
Less current portion	1,488
Long-term debt	$3,613

The future maturity amounts above are based on the maturity date stated within the term debt agreement. As noted in footnote 13 (Subsequent events), the Company entered into a merger agreement with EZchip Semiconductor, Ltd. (EZchip). Upon close of the transaction with EZchip it is the Company’s intention to payoff the entire term debt, as well as their revolving credit line. Therefore, the Company has classified on their Balance Sheet the entire amount of term debt as current.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

In conjunction with the above credit agreement, including the associated amendments, the Company issued Series B, Series C, Series D, and Series E preferred stock warrants to the lender (note 7). The fair value of the warrants at the date of issuance has been accounted for as a discount to the debt and amortized over the expected term of the debt. At December 31, 2013 and 2012, the unamortized discount was $0 and $41, respectively.

(7)	Stockholders’ Equity

	(a)	Convertible Preferred Stock

The Company’s Certificate of Incorporation, as amended and restated, authorizes the issuance of 253,934,918 shares of $0.0001 par value convertible preferred stock. The summary of the authorized, issued, and outstanding convertible preferred stock as of December 31, 2013 is as follows:

	2013
		Shares
	Shares	issued and	Carrying	Liquidation
Series	authorized	outstanding	value	preference
A	15,951,250	15,750,000	$15,598	15,750
B	16,780,813	16,547,000	22,928	23,000
C	115,600,000	109,800,724	30,132	30,305
D	78,167,855	76,796,488	27,894	28,000
E	27,435,000	27,289,145	11,932	12,000
	253,934,918	246,183,357	$108,484	109,055

In July through October 2012, the Company issued a total of 27,289,145 shares of its Series E convertible preferred stock for total proceeds of approximately $11.9 million, net of issuance costs of $68.

As of December 31, 2013, the rights, preferences, and privileges of the preferred stockholders are as follows:

i)	Dividends

The holders of convertible preferred stock are entitled to receive noncumulative dividends out of any assets legally available, when and if declared by the board of directors, pro rata with common stock holders on an as-converted basis.

ii)	Conversion

Each share of the preferred stock is convertible, at the option of the holder, into such number of fully paid and nonassessable shares of common stock as determined by dividing the applicable original issue price by the conversion price applicable to such share in effect at the date of conversion.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

The conversion price of convertible preferred stock is as follows: Series A conversion price is $1.00, Series B conversion price is $1.39, Series C conversion price is $0.276, Series D conversion price is $0.3646, and the Series E conversion price is $0.439735. The conversion price of each series of preferred stock may be subject to adjustment from time to time under certain circumstances. In connection with the Series E investment, holders of the Series A and B convertible preferred stock agreed to waive their rights to an adjustment of their conversion price for the Series E financing. Each share of Series A, B, C, D, and E convertible preferred stock shall automatically be converted into shares of common stock immediately upon the earlier of (i) the date specified by vote or written consent of the holders of a majority of the outstanding convertible preferred stock or (ii) the close of a firm commitment underwritten public offering with gross proceeds to the Company of not less than $20 million and the aggregate premoney valuation of the Company is at least $100 million based on the fully diluted capitalization of the Company immediately prior to the closing.

iii)	Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the Company (a liquidation event), either voluntary or involuntary, the holders of Series D and Series E convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the all other stockholders, an amount per share equal to the sum of the original purchase price per share plus any declared but unpaid dividends. Series E convertible preferred stock liquidation preference is pari passu with the Series D convertible preferred stock. Holders of Series C convertible preferred stock are then entitled to receive, prior and in preference to holders of Series A and B convertible preferred stock and holders of common stock, an amount per share equal to the sum of the original purchase price per share plus any declared but unpaid dividends. Holders of Series B convertible preferred stock are then entitled to receive, prior and in preference to holders of Series A convertible preferred stock and holders of common stock, an amount per share equal to the sum of the original purchase price per share plus any declared but unpaid dividends. Holders of Series A convertible preferred stock are then entitled to receive, prior and in preference to holders of common stock, an amount per share equal to the sum of the original purchase price per share plus any declared but unpaid dividends.

If, upon occurrence of such event, the assets and funds thus distributed among the holders of preferred stock shall be insufficient to permit the payment of preferential amounts, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of Series D and Series E convertible preferred stock, firstly, and holders of Series C convertible preferred stock, secondly, and holders of Series B convertible preferred stock, thirdly, and holders of Series A convertible preferred stock, lastly, in proportion to the full amount to which they would otherwise be respectively entitled.

After completion of distribution to the preferred stockholders, the remaining assets of the Company will be distributed to the holders of common stock in proportion to the number of shares of common stock held by each common holder.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

Notwithstanding the above, for purposes of determining the amount each holder of shares of a series of convertible preferred stock is entitled to receive with respect to a liquidation event, each such holder of shares of a series of convertible preferred stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of a series of convertible preferred stock into shares of common stock immediately prior to the liquidation event if, as a result of an actual conversion of such series of convertible preferred stock into common stock, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of convertible preferred stock into shares of common stock.

	iv)	Voting Rights

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock is convertible at the record date. Holders of Series A convertible preferred stock, voting as a class, are entitled to elect two directors of the board of directors. Holders of Series B convertible preferred stock, voting as a class, are entitled to elect one director of the board of directors.

	v)	Redemption

The convertible preferred stock is not redeemable.

(b)	Common Stock

The Company’s Certificate of Incorporation, as amended and restated, authorizes the issuance of 380,000,000 shares of $0.0001 par value common stock. Common stockholders are entitled to dividends when, as, and if declared by the Company’s board of directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

The 20,815,423 shares of outstanding common stock are subject to a right of first refusal, whereby the Company has the right to match any offer made from an outside party to purchase the shares.

(c)	Shares Reserved for Future Issuance

A schedule of shares of common stock reserved for future issuance is as follows:

	2013	2012
Convertible preferred stock	273,271,490	273,271,490
Convertible preferred stock warrants	1,900,586	1,900,586
Options outstanding	53,489,820	64,953,337
Options available for future grant	12,248,828	7,754,986
	340,910,724	347,880,399

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(d)	Warrants

On August 14, 2006, the Company issued warrants for the purchase of 201,250 shares of Series A convertible preferred stock with an exercise price of $1.00 per share. The warrants were issued in connection with the signing of a line-of-credit agreement. The warrant balance of $131 was fully amortized to interest expense prior to 2010. As a result of the issuance of Series C convertible preferred stock at a price of $0.276, the number of common stock equivalent shares issuable under the warrant was increased to 353,999 shares. These warrants are classified as equity.

On May 8, 2008, the Company issued warrants for the purchase of 233,813 shares of Series B convertible preferred stock with an exercise price of $1.39 per share. The warrants were issued in connection with the signing of a credit agreement (note 6). The fair value of the warrants was calculated to be $146 and was recorded as a discount to the credit agreement, to be accreted into interest expense over the original loan commitment period. As a result of the issuance of Series C convertible preferred stock at a price of $0.276, the number of common stock equivalent shares issuable under the warrant was increased to 447,658 shares. These warrants are classified as equity.

On November 25, 2009, the Company issued warrants for the purchase of 362,318 shares of Series C convertible preferred stock with an exercise price of $0.276 per share. The warrants were issued in connection with the signing of an amendment to the credit agreement (note 6). The warrants were fully vested upon issuance and expire seven years from the date of issuance. The Company computed the fair value of the warrants using a Black-Scholes pricing model with the following assumptions: contractual term of seven years, expected volatility of 61.6%, risk-free interest rate of 2.78%, and no dividends during the contractual term. The fair value of the warrants was calculated to be $50 and was recorded as a discount to the credit agreement, to be accreted into interest expense over the original loan commitment period. As these warrants contain put features, the Company classified these warrants as liabilities. The warrant liability is subject to remeasurement each reporting period. For the years ended December 31, 2013 and 2012, the remeasurement adjustment to the warrants was $8 and $0, respectively. The liability recorded for the warrants was $20 and $12 at December 31, 2013 and 2012, respectively.

In conjunction with the Series C convertible preferred stock issuance, the Company issued warrants to two investors on March 6, 2009 and October 16, 2009, who are also customers, to purchase up to 5,434,783 and 18,115,943 shares, respectively, of Series C convertible preferred stock at an exercise price of $0.276 per share that vest on achieving certain performance milestones. The warrants expired on February 28, 2011 and March 6, 2011. The Company has accounted for the warrants in accordance with ASC Subtopic 505-50, Equity-Based Payments to Non-Employees, whereby the fair value of the warrants will be recorded once vesting is considered probable of occurring. At December 31, 2009, the Company determined that it was not probable that the warrant to purchase 5,434,783 shares would vest due to the failure to achieve required performance milestones, and therefore, the Company did not record expense related to such warrant. The performance period for the warrant to exercise 5,434,783 shares expired in June 2010 and the warrant was subsequently canceled in November 2010. As of December 31, 2010, it was determined that the holder of the warrant to purchase 18,115,943 shares had achieved the required performance milestones and the warrant was fully vested. Accordingly, the Company recorded cumulative expense equal to the fair value of the warrant of $145, which was measured using a Black-Scholes option pricing model with the following assumptions: contractual term of 0.18 years, expected volatility of 54.0%, risk-free interest rate of 0.10%, and no dividends during the contractual term. These warrants are classified as equity. On January 6, 2011, the warrant holder exercised their warrant to acquire 18,115,943 shares of Series C preferred stock. As a result of the exercise of the warrant, the Company received proceeds of $5 million and issued 18,115,943 shares of Series C preferred stock.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

On December 14, 2010, the Company issued warrants for the purchase of 591,638 shares of Series D convertible preferred stock with an exercise price of $0.3646 per share. The warrants were issued in connection with the signing of an amendment to the credit agreement (note 6). The warrants were fully vested upon issuance and expire 10 years from the date of issuance. The Company computed the fair value of the warrants using a Black-Scholes pricing model with the following assumptions: contractual term of 10 years, expected volatility of 54.00%, risk-free interest rate of 3.85%, and no dividends during the contractual term. The fair value of the warrants was calculated to be $154 and was recorded as a discount to the credit agreement, to be accreted into interest expense over the original loan commitment period. As these warrants contain put features, the Company classified these warrants as liabilities. The warrant liability is subject to remeasurement each reporting period. For the years ended December 31, 2013 and 2012, the remeasurement adjustment to the warrants was $15 and $11, respectively. The liability recorded for the warrants was $82 and $97 at December 31, 2013 and 2012, respectively.

On July 2, 2012, the Company issued warrants for the purchase of 144,973 shares of Series E convertible preferred stock with an exercise price of $0.439735 per share. The warrants were issued in connection with the signing of an amendment to the credit agreement (note 6). The warrants were fully vested upon issuance and expire 10 years from the date of issuance. The Company computed the fair value of the warrants using a Black-Scholes pricing model with the following assumptions: contractual term of 10 years, expected volatility of 54.00%, risk-free interest rate of 1.515%, and no dividends during the contractual term. The fair value of the warrants was calculated to be $41 and was recorded as a discount to the credit agreement, to be accreted into interest expense over the original loan commitment period. As these warrants contain put features, the Company classified these warrants as liabilities. The warrant liability is subject to remeasurement each reporting period. For the years ended December 31, 2013 and 2012, the remeasurement adjustment to the warrants was $5 and $11, respectively. The liability recorded for the warrants was $25 and $30 at December 31, 2013 and 2012, respectively.

(8)	Stock-Based Payments

Under the original Tilera Corporation 2005 Stock Option and Grant Plan (the Plan), 6,741,000 incentive and nonstatutory stock options and restricted stock awards were reserved for grants to employees, directors, or consultants. In November 2007, December 2007, March 2008, February 2009, October 2009, March 2010, and February 2012, the Plan was amended for the additional issuance of 2,500,000, 557,500, 3,522,500, 8,929,508, 7,320,492, 23,331,819, and 23,813,060 options, respectively. At December 31, 2013 and 2012, the Company had 12,257,828 and 7,754,986, respectively, remaining common stock options available for grant under the Plan.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

Options generally expire 10 years from the date of grant, except for stock options granted to employees who own more than 10% of the voting power of all classes of stock of the Company, which shall expire no later than 5 years from the date of grant. Stock options granted generally vest over 4 years.

For options granted to an employee and nonemployees who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For stock options granted to all other employees, the per share exercise price shall be no less than 100% of the fair market value on the date of grant.

Upon the exercise of stock options, the Company issues new shares of common stock from its authorized shares.

(a) Valuation Assumptions for Stock Options

The fair value of stock option awards granted during 2013 and 2012 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Risk-free interest rate	1.09% – 1.76%	0.82% – 1.70%
Expected dividend yield	—%	—%
Expected volatility	48.4% – 49.6%	54.4% – 55.2%
Expected life in years	6.0	5.4 – 6.1

Risk-Free Interest Rate

The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the options.

Expected Dividend Yield

The Company has not paid any dividends and does not anticipate paying dividends in the foreseeable future.

Expected Volatility

There is currently no active external or internal market for the Company’s shares of common stock. Thus, it was not possible to estimate the expected volatility of the Company’s share price in estimating fair value of options granted. Accordingly, as a substitute for such volatility, the Company used the historical average volatility of a group of publicly traded companies in the same business sector as the Company.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

Expected Life in Years

The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on the simplified method described in Staff Accounting Bulletin No. 107, Share-Based Payment.

(b) Stock Option Activity

The following is a summary of the activity in the Company’s share-based payment plan as of and during the years ended December 31, 2013 and 2012:

	Number of outstanding options	Weighted average exercise price	Weighted average remaining contractual life (years)

Balances at December 31, 2011	31,072,264	$0.13	7.92
Granted	36,475,449	0.08	9.43
Exercised	(1,254,750)	0.14	—
Forfeited	(1,149,977)	0.11	—
Expired	(189,649)	0.16	—
Balances at December 31, 2012	64,953,337	0.10	8.30

Granted	9,597,190	0.08	9.48
Exercised	(6,969,675)	0.10	—
Forfeited	(3,326,948)	0.09	—
Expired	(10,764,084)	0.15	—
Balances at December 31, 2013	53,489,820	0.09	8.20

Options vested and expected to vest at December 31, 2013	49,421,108	$0.09	8.17

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

The estimated weighted average fair value of options granted during 2013 was $0.04. The following table summarizes information concerning outstanding and exercisable options at December 31, 2013:

Options outstanding			Options vested and exercisable
Exercise prices	Options	Weighted average remaining contractual life (years)	Options	Weighted average remaining contractual life (years)
$0.08	39,732,532	8.63	15,061,977	8.44
0.10	7,874,295	6.73	7,371,470	6.74
0.12	5,477,783	7.51	3,319,232	7.49
0.26	405,210	4.08	405,210	4.08
	53,489,820	8.20	26,157,889	7.77

A summary of the change in nonvested options as of December 31, 2013 is as follows:

	Number of shares	Weighted average grant- date fair value
Nonvested as of December 31, 2012	35,307,975	$0.040
Granted	9,597,190	0.038
Vested	(14,246,286)	0.037
Forfeited	(3,326,948)	0.040
Nonvested as of December 31, 2013	27,331,931	0.040

As of December 31, 2013, there was approximately $879 of unrecognized stock-based compensation expense related to nonvested awards. These nonvested awards are expected to vest over the weighted average period of 2.2 years at December 31, 2013. The Company recorded $539 in stock-based compensation expense related to these options for the year ended December 31, 2013. These amounts are included in operating expense in the accompanying consolidated statement of operations.

The Company has made grants of stock options to nonemployees subject to vesting provisions. These options are measured at fair value and are periodically remeasured over the instrument’s vesting period. Final measurement occurs when performance is complete, which is assumed to be when the vesting is complete. The Company recorded $3 in stock-based compensation expense related to these options for the year ended December 31, 2013. These amounts are included in operating expense in the accompanying consolidated statements of operations.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

 (In thousands, except share data or otherwise noted)

(9) Income Taxes

The Company had an income tax provision of $56 and $58 for the years ended December 31, 2013 and 2012, respectively, which principally related to income taxes incurred in foreign jurisdictions.

The significant components of the Company’s deferred taxes are as follows:

	2013	2012
Deferred income tax assets:
Net operating loss carryforwards	$40,605	36,120
Tax credits	3,597	2,867
Share-based compensation	374	333
Reserves and accruals	628	477
Total deferred income tax assets	45,204	39,797
Deferred income tax liabilities:
Property and equipment	(318)	(190)
Total deferred income tax liabilities	(318)	(190)
Valuation allowance	(44,886)	(39,607)
Total net deferred tax assets	$—	—

Based on the review of evidence, both positive and negative, management does not believe it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation has been established and no deferred tax assets or related benefit have been recognized in the accompanying consolidated financial statements. The valuation allowance increased by $5,279 and $5,479 during 2013 and 2012, respectively.

As of December 31, 2013 and 2012, the Company had federal income tax net operating loss carryforwards of approximately $109,360 and $96,350, respectively, which begin to expire in 2025 if not used. In addition, the Company had state net operating loss carryforwards of approximately $60,722 and $59,768, respectively, which will begin to expire in 2014 if not used.

As of December 31, 2013 and 2012, the Company had federal Research and Development (R&D) credit carryforwards of approximately $2,503 and $1,940, respectively, which begin to expire in 2025 if not used. In addition, the Company had California R&D credit carryforwards of approximately $471 and $249, respectively, which will have an indefinite life and Massachusetts R&D credit carryforwards of approximately $1,172 and $665, respectively, which will begin to expire in 2014 if not used. Per the American Taxpayer Relief Act for 2013, Federal R&D Credits were extended for 2013 effective January 2, 2013.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

Utilization of net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization. The Company has not undertaken a study to determine if an ownership change has occurred, and consequently, the carryforwards may be limited.

(10) Commitments and Contingencies

The Company has operating lease agreements for rental space that escalate over the lives of the leases. The Company expenses the escalating lease payments using the straight-line method over the lives of the operating leases. The amount of deferred rental payments was $132 and $108 for the years ended December 31, 2013 and 2012, respectively, which is recorded within other current liabilities. Total rent expense charged to operations was $703 and $716 for the years ended December 31, 2013 and 2012, respectively. In connection with its facilities lease agreements, the Company has signed letters of credit totaling $74 as security for the leases.

The future minimum payments required under noncancelable operating leases (with initial or remaining lease terms in excess of one year) are approximately as follows:

2014	$802
2015	774
2016	536
2017	299
Total	$2,411

The Company has entered into noncancelable software license agreements with vendors to license software used in the development process. Software licenses used in research and development for which technological feasibility has not yet been established are expensed over the term of the license. At December 31, 2013 and 2012, total commitments under noncancelable software license agreements were approximately $4,500 and $6,500, respectively.

The Company is involved in various legal matters that have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of existing matters will have a material adverse effect on its financial condition, results of operations, or cash flows.

(11) Employee Benefit Plan

In 2005, the Company adopted a 401(k) defined-contribution profit sharing plan that covers substantially all full-time employees, meeting certain age requirements. Under the plan, employees may contribute up to the maximum allowed under Internal Revenue Service (IRS) regulations. In addition, employees that meet certain age requirements may contribute additional amounts as permitted by IRS regulations, under the plan. The plan does not provide for employer matching contributions.

(Continued)

TILERA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(In thousands, except share data or otherwise noted)

(12) Related-Party Transactions

The Company had sales of $13 and $552 with a customer, who is also a stockholder of the Company for the years ended December 31, 2013 and 2012, respectively. The Company did not have any outstanding receivables from this customer as of December 31, 2013 and 2012, respectively. The Company also had sales of $17,553 and $4,476 for the years ended December 31, 2013 and 2012, respectively, with two stockholders of the Company as well as with four contract manufacturers of one of the respective stockholders of the Company. The Company had outstanding receivables in relation to these sales of $3,479 and $550 as of December 31, 2013 and 2012, respectively.

The Company had purchases of $6,397 and $2,405 for the years ended December 31, 2013 and 2012, respectively, with a foundry that is also a stockholder of the Company. The amount due to this stockholder as of December 31, 2013 and 2012 was $393 and $0, respectively.

The Company had purchases from a vender of which a Company director is an officer that amounted to $2,571 and $2,816 for the years ended December 31, 2013 and 2012, respectively. The amount due to this vendor was $610 and $200, respectively.

(13) Subsequent Events

On June 30, 2014, the Company and EZchip signed an Agreement and Plan of Merger for EZchip to acquire the Company for up to $130 million in cash; of which $50 million is payable upon closing and up to an additional $80 million is payable subject to the attainment of certain future performance milestones.

On July 1, 2014, in connection with the Agreement and Plan of Merger, the Company signed a Promissory Note with EZchip in the amount of $5 million. In addition, on September 28, 2014, the Company received an additional loan amount of $5 million from EZchip, as the respective transaction did not close within 90 days of June 30, 2014. Each loan has a two year term from the date of issuance. In addition, the interest on the loans accrues at 5% and is due upon the maturity of the loan.

On November 5, 2014, the Company and EZchip closed the Agreement and Plan of Merger and the Company became a wholly-owned subsidiary of EZchip. Upon close of the Agreement and Plan of Merger, EZchip agreed to provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they become due until at least March 31, 2015.

The Company’s management has analyzed the existence of subsequent events through November 5, 2014, which is the date the consolidated financial statements were issued.